November 4, 2024

Christina Chalk

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Mergers & Acquisitions

100 F Street, N.E.

Washington, D.C. 20549

Re:	Elevai Labs Inc.
Schedule TO-I filed October 4, 2024
SEC File No. 5-94408

Dear Ms. Chalk:

On behalf of Elevai Labs Inc. (the “Company”), Sichenzia Ross Ference Carmel (“we”) have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter of October 10, 2024 (“Comment Letter”) with respect to the Company’s Schedule TO-I (the “SCH TO-I”) as noted above.

For your convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by the Company’s responses. Please note that all references to page numbers in the responses are references to the page numbers in the Amendment No. 1 to the SCH TO-I (the “SCH TO-I/A”) submitted concurrently with the submission of this letter in response to the Staff’s comments.

Schedule TO-I filed October 4, 2024

Important Notice, page 1

1. While you are not required to disseminate the offer materials outside the United States, refusing to accept tenders from any target security holders is contrary to the all-holders requirements of Rule 13e-4(f)(8)(i). See Section II.G.1 in Release No. 34- 58597 (September 19, 2008) and Rule 13e-4(f)(9)(i). Please revise the language here stating that you will not accept tenders from certain jurisdictions, or advise. Please additionally revise similar language that appears on page 34 of the offer to purchase.

In response to the Commission’s comment, the Company respectfully advises that previous language in SCH TOI-I indicated only that the Offer would not be made to target security holders if it would be illegal to do so. The Company has revised the language in the “Important Notice” section and language in the “Miscellaneous” section to clarify that the Offer will be made to shareholders subject to requirements of applicable law, including law which renders the Offer illegal. We do not believe that not making Offers to target security holders in contravention of applicable laws would violate Rule 13e-4(f)(8)(i).

Item 10. Financial Statements, page 1

2. We note that this is an exchange offer for up to 30% of the Company's Common Stock. In your response letter, please explain how you reached the determination that financial statements are not required under Item 10 of Schedule TO, including pro forma financial statements under Item 1010(b) of Regulation M-A. Refer to Instruction 2 to Item 10.

In response to the Commission’s comment, the Company respectfully refers the Staff to the financial statements required under Item 10, which are now included in SCH TO-I/A.

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What happens if stockholders tender more than 5,000,000 shares of Common Stock?, page 5

3. The heading of this section indicates that the company is offering to exchange up to 5,000,000 shares of Common Stock; however, elsewhere in the offer to purchase, this figure is 15,000,000. Please revise or advise.

In response to the Commission’s comment, the Company respectfully refers the Staff to the revised heading of this section to indicate that up to 15,000,000 shares of Common Stock are being exchanged in the Offer.

Why is the Company making the Offer?, page 5

4. The reasons listed to explain why the Offer is being conducted do not appear to be consistent with the fact that Company is offering or very recently offered over 28,000,000 shares of Common Stock and several classes of warrants pursuant to two registration statements filed in late September 2024. Please revise, addressing the recent actions by the Company to register for sale twice the number of shares of Common Stock as what is being sought in this exchange offer, while contemporaneously seeking to repurchase up to 15,000,000 shares of Common Stock in this exchange offer. See also our comments below regarding potential issues associated with the contemporaneous sale of additional Common Stock.

In response to the Commission’s comment, the Company respectfully refers the Staff to the revised disclosure in the “Why is the Company making the Offer?” subsection of SCH TO-I/A. This revised disclosure addresses the recent actions by the Company to register for sale twice the number of shares of Common Stock as what is being sought in the Offer, while contemporaneously seeking to repurchase up to 15,000,000 shares of Common Stock in the Offer. In revising the referenced disclosure, the Company has also noted the Staff’s comments regarding potential issues associated with the contemporaneous sale of additional Common Stock.

Will the Series B Preferred Stock be freely tradeable?, page 6

5. We note the disclosure here that "upon conversion of the Series B Preferred Stock in (sic) Common Stock, either by the Company or by the holder... the holder of the Common Stock shall receive customary registration rights and piggy-back rights, which include the right to demand registration of their shares with the SEC for public sale and the right to include their shares in any public offering initiated by the Company or another shareholder." A cross-reference for this statement refers to disclosure in the Risk Factors section; however, we are unable to locate any relevant discussion of piggy-back registration or other rights there. Please advise or revise.

In response to the Commission’s comment, the Company respectfully refers the Staff to the revised cross-reference and corrected heading of the Risk Factor entitled “There is no established trading market for the Series B Preferred Stock, which may limit your ability to resell the Series B Preferred Stock.”

What are the interests of our directors, executive officers and affiliates in the Offer?, page 8

6. The disclosure here indicates that affiliates do not intend to participate in an offer for 30% of the Common. Please revise to discuss that their percentage equity stake in the Company will rise as a consequence of repurchases in the offer.

In response to the Commission’s comment, the Company respectfully refers the Staff to the revised disclosure in the “What are the interests of our directors, executive officers and affiliates in the Offer?” subsection to indicate that affiliates’ equity stake in the Company will rise if they repurchase shares in the Offer. The Company has also revised the disclosure in the “Interests of directors, executive officers and affiliates of the Company in shares of Common Stock” subsection to reflect the same.

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Risk Factors, page 9

7. Include a risk factor noting that the Company has the right to redeem all of the Series B Preferred upon the occurrence of certain future events at the Conversion Ratio without the approval of the Class B Preferred holders.

In response to the Commission’s comment, the Company respectfully advises the Staff that the Series B Preferred Stock are not redeemable but upon the occurrence of certain events, the Company may elect to convert 100% of the outstanding Series B Preferred Stock to Common Stock at the Conversion Ratio without the approval of the Class B Preferred holders. The Company refers the Staff to the added risk factor in SCH TO-I/A, which discusses this possibility of conversion.

Expiration Date; Extensions; Amendments, page 11

8. We note the disclosure here that the Company reserves the right to terminate the offer in its sole discretion. Reserving the right to terminate at will in an issuer's sole discretion, without any objective conditions upon which such determination will be made, implicates illusory offer concerns under Regulation 14E. Please revise.

In response to the Commission’s comment, the Company respectfully refers the Staff to the revised disclosure in the “Expiration Date; Extensions; Amendments” subsection.

Right of Withdrawal, page 14

9. Disclose that shareholders also have the right to withdraw shares not accepted after the expiration of 40 business days from the commencement of the offer. See Rule 13e-4(f)(2)(ii).

In response to the Commission’s comment, the Company respectfully refers the Staff to the revised disclosure in the “Right of Withdrawal” subsection, which indicates that shareholders have the right to withdraw shares not accepted after the expiration of 40 business days from the commencement of the Offer.

Conditions to the Completion of the Offer, page 16

10. Refer to the first paragraph of this section. While you state that all offer conditions must be satisfied on or before the Expiration Date, the reference in the same sentence to "at any time prior to acceptance for exchange of the shares of Common Stock" contradicts this language. Please revise the disclosure in quotes to correctly identify the Expiration Date as the reference point for waiver or satisfaction of all offer conditions.

In response to the Commission’s comment, the Company respectfully refers the Staff to the revised disclosure in the “Conditions to the Completion of the Offer” subsection, which states that all conditions of the Offer must be satisfied on or before the Expiration Date.

11. Refer to our comments above. While a tender offer can be conditioned on any number of objective conditions, reserving the right to terminate the offer at will for any reason raises illusory offer concerns, in contravention of the provisions of Regulation 14E. Please revise the following statement in the second-to-last paragraph of this section: "In addition, the Company may terminate the Offer if any condition is not satisfied or waived on or before the Expiration Date or for any other reason if we so elect" (emphasis added). Additionally, revise the last sentence of the lead-in paragraph to this section, where similar language appears.

In response to the Commission’s comment, the Company respectfully refers the Staff to the revised disclosure in the penultimate paragraph of the “Conditions to the completion of the Offer’ subsection and first paragraph of the section.

12. In the fifth bulleted offer condition, explain what is meant by a "limitation on prices for" securities in the United States, or delete.

In response to the Commission’s comment, the Company respectfully refers the Staff to the revised disclosure in the fifth bulleted offer condition.

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13. Refer to the offer condition listed in item (ii) in the fifth bullet point. This condition could be triggered by "any significant adverse change in the price of securities generally in the United States or other major securities markets." You do not quantify what would constitute a "significant adverse change" for these purposes, nor do you identify "other major securities markets." The condition is not limited to changes in the price of particular securities. As currently worded, this condition appears so broad as to potentially render this offer illusory, in contravention of Regulation 14E. Please revise.

In response to the Commission’s comment, the Company respectfully refers the Staff to the revised disclosure in the fifth bulleted offer condition.

14. In the fifth bullet point, in item (iii), quantify what would constitute a "material impairment" in the trading market for debt securities in the United States, for purposes of this condition.

In response to the Commission’s comment, the Company respectfully refers the Staff to the revised disclosure in the fifth bulleted offer condition.

15. Refer to the statement in the second-to-last paragraph of this section that the Company may assert any of the listed offer conditions "at any time, and from time to time..." This suggests that the Company may wait for a period of time after an offer condition is "triggered" to inform target security holders of its intentions. Please revise to state that if an offer condition is triggered, the Company will promptly advise whether it will waive the condition and proceed with the offer, or assert the condition to terminate it.

In response to the Commission’s comment, the Company respectfully refers the Staff to the revised disclosure in the penultimate paragraph of the “Conditions to the Completion of the Offer” subsection to state that if any condition is not satisfied, the Company will promptly advise whether it will waive the condition and proceed with the Offer, or assert the condition which has not satisfied and terminate the Offer.

Incorporation of Documents by Reference, page 33

16. Refer to the first paragraph after the bullet points on page 33. Schedule TO does not permit "forward incorporation by reference" of documents you may file in future. Please revise. To the extent you wish to incorporate by reference any documents to be filed in future, you must amend the Schedule TO to specifically do so.

The Company respectfully notes the Staff’s comment and refers the Staff to the revised disclosure in the ‘Incorporation of Documents by Reference” section, which excludes the “forward incorporation by reference” disclosure.

General

17. It appears that the required certification and signature block for the filers on the Schedule TO have been omitted. Please refile to include.

In response to the Commission’s comment, the Company refers the Staff to the required certification and signature block for the filers on the Schedule TO in the SCH TO-I/A.

18. Revise the Offer to Exchange generally to highlight with greater prominence the fact that the Class B Preferred being offered will not be listed on any exchange, unlike the Common Stock, which is listed on the Nasdaq, and that the Class B Preferred may become subject to the Required Conversion at the election of the Company.

In response to the Commission’s comment, the Company advises the Staff that it has revised applicable disclosures throughout SCH TO-I/A to highlight with greater prominence the fact that the Class B Preferred Stock will not be listed on any exchange, unlike the Common Stock, which is listed on the Nasdaq, and that the Class B Preferred Stock may become subject to the Required Conversion at the election of the Company.

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19. We note that the Company filed a prospectus dated September 22, 2024 in connection with an offering of over 28,000,000 new shares of Common Stock, along with several series of warrants. The current exchange offer for the repurchase of approximately one-third of the outstanding Common Stock commenced on October 4, 2024. Please indicate when the offering of new common and warrants began and ended (if it has been completed) for purposes of compliance with Regulation M and additionally, whether the offering of new shares should be integrated with the exchange offer. Provide the same information for the Common Stock being sold pursuant to the resale prospectus dated September 20, 2024. We are unable to glean this information from the disclosure on page 17.

In response to the Commission’s comment, the Company respectfully refers the Staff to revised disclosure on page 17, which indicates that the referenced securities offering of over 28,000,000 new shares of Common Stock, along with several series of warrants pursuant to the prospectus dated September 22, 2024 commenced on September 22, 2024 and was completed on September 24, 2024. The Company respectfully advises that the current report on Form 8-K disclosing such details and filed with the Commission on September 25, 2024 is incorporated by reference in the Schedule TO. The offering of such new shares of Common Stock should not be integrated with the exchange offer as they are not concurrent distributions

The Company also refers the Staff to revised disclosure on page 17 to indicate that the resale prospectus dated September 20, 2024 was deemed effective on September 20, 2024 but the offering of those shares is still ongoing.

20. Revise generally, including in a new Risk Factor section, to discuss the implications for target security holders of the fact that you are selling or recently sold a very significant number of new shares of Common Stock (including shares underlying recently-issued warrants). See also our comment above regarding the need to address this in discussing the purpose of this exchange offer.

In response to the Commission’s comment, the Company respectfully refers the Staff to the additional risk factor included in the SCH TO-I/A, which discusses implications for target security holders in connection with the Company’s sale of approximately 28,000,000 shares of Common Stock, including shares underlying recently issued warrants.

21. Given the nature and extent of these comments, it may be necessary to file and disseminate revised materials, in the same manner as you disseminated the original offer to purchase. Please confirm your understanding in your response letter.

In response to the Commission’s comment, the Company respectfully confirms the understanding that, given the nature and extent of the Staff’s comments in this Comment Letter, the Company has filed and will disseminate revised materials, in the same manner as the Company disseminated the original offer to purchase the Series B Preferred Stock.

We trust that the above is responsive to your comments.

Should you have any questions relating to the foregoing or wish to discuss any aspect of the Company’s filing, please contact me at 646-838-1310.

Sincerely,

/s/Ross Carmel
Ross Carmel, Esq.
Sichenzia Ross Ference Carmel LLP

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